Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Centric Wear, Inc.
1619 N La Brea Avenue Unit 225
Los Angeles, CA 90028
https://us.centricwear.com/

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Centric Wear, Inc.
Address: 1619 N La Brea Avenue Unit 225, Los Angeles, CA 90028
State of Incorporation: DE
Date Incorporated: June 07, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest during the following 5 days (after first 48 hours) and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the second week and receive an additional 5% bonus shares.

Amount-Based:

$250 | Tier I

Early Access to Product Launches + VIP Gift Basket with a $25 value.

$500 | Tier II

25% Product discount for 2 years (Up to $500 discount per year) + VIP Gift Basket with a $50 value.

$1,000 | Tier III

30% Product discount for 3 years (Up to $500 discount per year) + VIP Gift Basket with a $125 value.

$2,500 | Tier IV

35% Product discount for 3 years (Up to $1,000 discount per year)+ 5% bonus shares + VIP Gift Basket with a $300 value.

$5,000 | Tier V

40% Product discount for 3 years (Up to $2,500 discount per year) + 10% bonus shares + CEO Newsletter + VIP gift basket with a $700 value.

$10,000 |Tier VI

50% Product discount for 3 years (Up to $5,000 discount per year) + 15% bonus shares + CEO Newsletter + VIP gift basket with a $1,500 value.

$20,000 |Tier VII

Dinner with CEO + 50% Product discount for 3 years (Up to $2,500 discount per year) + 15% Bonus shares + CEO Newsletter + VIP product gift basket with a $3,000 value.

**Discount applies to MSRP*

**All perks occur when the offering is completed. Amount-Based Perks for this Offering do not stack on top of each other.*

The 10% StartEngine Owners' Bonus

Centric Wear, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00/share, you will receive and own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Centric Wear, Inc ("Centric" or the "Company") is a corporation organized under the laws of the state of Delaware that engaged in the design, development, manufacturing and distribution of high performance athletic apparel and gear for men and women, such as shorts, pants, tops, tights, crops, t-shirts, tanks, hoodies, and sport bras. The Company's business model consists of designing, developing and distributing high performance activewear products primarily direct to consumers through its own website, events and affiliate marketing partners, as well as select third party ecommerce retailers.

Centric makes functional sportswear engineered for the exceptional. We are known for our development of high performance proprietary fabrics and an unabashed approach to modern design and use of color. We focus on the future of fitness - where tailored-for-you form, and high-performance function intersect.

Centric was originally organized as Centric LLC, a Wyoming LLC on January 29th 2019 and converted to Centric Wear, Inc, a Delaware corporation on June 7th 2021.

The Company's Intellectual Property ("IP"): The Company was issued several U.S. Trademarks to Centric LLC, filed with the USPTO. Centric mark with registration number 5,294,280 and registration date of October 15, 2019. Chromtech mark with registration number 6,145,865 and registration date of September 8, 2020. SilkTek mark with registration number 6,2225,536 and registration date of December 22, 2020. In addition to the three successfully registered trademarks, Centric LLC has other IP that it currently in the registration process including HiFlex, CoreFit, WonderKnit and PwrFlex.

Competitors and Industry

According to Allied Market Research, the global activewear industry is experiencing substantial growth and is predicted to reach $547 billion by 2024 in revenue by 2024. For its part, the United States activewear market, alone, is expected to grow to a staggering $69.2 billion in 2020—up considerably from $54.3 billion in 2015. It reveals that the U.S. is, in fact, the largest activewear market in the world, accounting for more than a third (36%) of sector sales worldwide. According to Asos trading statement, activewear is a 'lockdown' category that has enjoyed a strong 2020 compared to other apparel categories.

The Company's products have several major competitors in the activewear market. Some of the top competitors in our industry include: Lululemon, Outdoor Voices, Rhone, and Ten Thousands. Lululemon is the industry leader and the Company's primary competition in the activewear industry. Rhone also owns significant market share and dominates in male activewear industry. The Company is fully aware that the world doesn't need another activewear brand. Despite the present competitive landscape, the company believes that the world is desperately missing high-performance, high-tech, and versatile gear. The kind that performs well and looks sleek and modern, no matter where your day takes you. This is why the Company was created. Centric makes functional sportswear engineered for the exceptional. Focused on the future of fitness - where tailored-for-you form, and high-performance function intersect. Super durable, soft as butter, and a splash of color to set you apart.

Currently, big brands in the industry operate in extremely cost-constrained environments with a lack of product focus, and generic fabrics - which ultimately results in mediocre products. The Company is passionate about creating products with high-performance, cutting edge fabrics, trims, and techniques that the competition fails to deliver. The Company offers exceptional products with competitive pricing, performance guarantee, outstanding customer service, and an on-going customer nurturing program. Within the Company's first year of operation, the Company has earned over 1000+ 5-star, customer reviews on our website. The Company's products have also been featured in Forbes, Shape, and Men's Health Magazine, amongst many others.

Ultimately, Centric's products are not only designed to avoid hindering performance. They are also created to enhance it by optimizing freedom of movement, providing targeted support, facilitating individuality, and promoting inclusivity through fitness. For the Company, authenticity is the name of the game.

https://www.alliedmarketresearch.com/activewear-market

https://www.asosplc.com/~/media/Files/A/Asos-V2/reports-and-presentations/presentation-trading-statement-15-07-2020.pdf

Current Stage and Roadmap

Since the Company online store was launched in May 2020, the Company has gained much tractions: $500k gross revenue (From May 2020 to April 2021) with over 10,000 units sold and average order value of $90-$100, #1 US Google search result for “high performance athletic wear”, 1000+ 5 star customer reviews, successfully gained traction in organic media where Men’s Health, Shape magazine, Forbes, USA Today, and many others included the Company in their coverages). To date, the Company has also expanded its distribution by partnering with Wantable, FutureProper, Outdoorly, MGM Resorts, and Touch of Modern.

The Company’s growth in the next few years will be focused on continuing to scale profitably and increasing the Company’s market share. The Company projects that in upcoming years, the Company will be able to increase brand awareness, reach more customers, build a strong community, profitably scale advertising, grow our distribution network by forging more B2B partnerships with reputable vendors, continue to advance our current products, and expand the product line where we see innovation.

The Team

Officers and Directors

Name: Ryan Hoang

Ryan Hoang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Co-Founder
  Dates of Service: January 29, 2019 - Present
  Responsibilities: As a CEO, Ryan is responsible for creating, planning, implementing and integrating the strategic direction of an organization including all business department. While we do not currently take a salary, we have an agreement in place for Co-Founder who assumes executive roles in the Company to earn $2500/month or a maximum of 10% of monthly net profit at a future date.

- **Position:** Chief Product Officer
  Dates of Service: January 29, 2019 - Present
  Responsibilities: As a CPO, Ryan lead and facilitate the creation of products that deliver value to both customers and the business. While we do not currently take a salary, we have an agreement in place for Co-Founder who assumes executive roles in the Company to earn $2500/month or a maximum of 10% of monthly net profit at a future date.

Name: Winny Budiman

Winny Budiman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO & Co-Founder
  Dates of Service: July 29, 2019 - Present
  Responsibilities: As a COO, Winny is responsible for assisting Ryan in managing the business as well as overseeing the day-to-day administrative and operational functions of a business. While we do not currently take a salary, we have an agreement in place for Co-Founder who assumes executive roles in the Company to earn $2500/month or a maximum of 10% of monthly net profit at a future date.

- **Position:** CFO
  Dates of Service: July 29, 2019 - Present
  Responsibilities: As a CFO, Winny has primary responsibility for the planning, implementation, managing and running of all the finance activities of a company, including business planning, budgeting, forecasting and negotiations. While we do not currently take a salary, we have an agreement in place for Co-Founder who assumes executive roles in the Company to earn $2500/month or a maximum of 10% of monthly net profit at a future date.

Other business experience in the past three years:

- **Employer:** JP Morgan Asset Management
  Title: Vice President
  Dates of Service: June 30, 2014 - June 30, 2019
  Responsibilities: Winny's resposibility includes providing superior investment advice, tailored to the unique asset allocation and regulatory needs of pension funds, insurers, endowments and foundations, and official institutions globally.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common

stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete

against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Centric Wear, Inc was formed on June 21, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Centric Wear, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that activewear is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 3 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find

prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Centric Wear, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Centric Wear, Inc could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ryan Hoang	4,400,000	Common Stock	55.0
Winny Budiman	3,600,000	Common Stock	45.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 8,000,000 outstanding.

Voting Rights

One vote per share. Please refer to voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

We launched the online store in late April 2020. Revenue for the fiscal year 2020 was $386,258 compared to $0 in 2019. Prior to April 2020 we had been pre-sales.

Cost of sales and Margins

Cost of sales in 2020 was $101,684. The gross margin after deducting cost of sales was 75% in 2020. This was an increase from 2019 as we were in development stages in 2019 with no sales or associated costs yet.

Expenses

The Company's operating expenses consist of, among other things, advertising and marketing, general and administrative, and research and development. Operating expenses in 2020 was $392,441 increased $306,000 from 2017.

Historical results and cash flows:

In 2020, advertising and marketing as well as general and administrative costs are the most cash flow intensive as we were building a new brand. We were pleased to see that our brand was accepted very well in the US market and hope to grow our market share by scaling our advertising and marketing efforts.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company does not have a revolving line of credit. As of fiscal year ended 2020, the Company had $29,125 in cash and cash equivalents on hand. As of June 2021, The company currently has a balance of $15,000 in the checking account and $35,000 in loan available to use for advertising which results in a total of $50,000 in cash and cash equivalents.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Company needs substantial capital to fund its operation and growth strategy to scale inventory and marketing efforts.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

As of fiscal year ended 2020, the Company had $29,125 in cash and cash equivalents on hand. We anticipate raising the full $1,070,000 in this offering. The funds from this campaign is necessary to the viability of the company as we plan to scale inventory and marketing efforts.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We expect to be able to operate the company if we raise our minimum as we have a few options to take additional loans from our lenders.

How long will you be able to operate the company if you raise your maximum funding goal?

We anticipate raising the full $1,070,000 in this offering. The funds from this campaign would be a substantial capital to fund its operation and growth strategy to scale inventory and marketing efforts.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We anticipate raising the full $1,070,000 in this offering. We may engage in further capital raising in the future as needed.

Indebtedness

- **Creditor:** Shopify Capital
  Amount Owed: $10,879.32
  Interest Rate: 10.0%
  In 2020, the Company entered into a loan agreement for $65,000 with a fixed fee of $6,500. This loan is secured by future revenues with a remittance rate of 14% until $71,500 is paid back. The balance of this loan was $62,461 as of December 31, 2020.

- **Creditor:** Clearco
  Amount Owed: $39,918.00
  Interest Rate: 6.0%
  In September 29, 2020, the Company entered into a loan agreement for $17,000 with a fixed fee of $1,020. This loan is secured by future revenue with a remittance rate of 13% until $19,040 is paid back. The balance of this loan was $1,385 as of December 31, 2020. In February 2021, the Company entered into a loan agreement for $27,000 with a fixed fee of $1,620. This loan is secured by future revenues with a remittance rate of 15% until $30,240 is paid back. In May 2021, the Company entered into a loan agreement for $50,000 with a fixed fee of $3,000. This loan is secured by future revenues with a remittance rate of 15% until $58,836 is paid back.

- **Creditor:** YMS Capital (Private Party)
  Amount Owed: $59,144.00
  Interest Rate: 10.0%
  Maturity Date: January 31, 2022
  In January 2021, the Company entered into a loan agreement with a Related Party for $75,000 with a fixed fee of $7,500. This loan is secured by future revenues which are not due for the first 3 months. Afterwards, 9 monthly payments are due in the amount of $9,167 or 15% of monthly revenue, whichever is less. The maturity date is January 2022.

Related Party Transactions

Valuation

Pre-Money Valuation: $8,000,000.00

Valuation Details:

Our pre-money valuation was determined based on an analysis of multiple factors. First, we based our pre-money valuation on our revenue growth momentum since we launched in 2020. Second, we utilized historical conversion rates to project future gross revenue. Then using a discounted cash flow model and assumed exit EBITDA multiple, we arrived at this valuation. We also look at similar industry competitors' revenue and their valuation to make sure we are aligned. We also considered the value of our intellectual property and brand awareness.

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the company only has one class of stock; (ii) the company does not have any outstanding options, warrants, and other securities with a right to acquire shares are exercised.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  62.5%
  Marketing includes content development, paid ads spend, influencer spend, for customer awareness, acquisition, and retention.

- *Inventory*
  29.0%
  This includes deposit for inventory and purchases. We will use 29% of the funds raised to purchase inventory for the Company's products in preparation of scaling and new product launch.

- *Company Employment*
  5.0%
  This includes key executives and current team members salary as well as the cost of hiring and acquiring new talent crucial for the growth of the company. Wages to be commensurate with training, experience and position.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  Marketing includes content development, paid ads spend, influencer spend, for customer awareness, acquisition, and retention.

- *Inventory*
  29.0%
  Inventory - This includes deposit for inventory and purchases. We will use 29% of the funds raised to purchase inventory for the Company's products in

preparation of scaling and new product launch.

- *Research & Development*
  12.5%
  12.5% - Research & Development - R&D includes product creation and innovation. We will use 12.5% of the funds raised for market and customer research, new product development and market testing.

- *Company Employment*
  5.0%
  This includes key executives and current team members salary as well as the cost of hiring and acquiring new talent crucial for the growth of the company. Wages to be commensurate with training, experience and position.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://us.centricwear.com/ (https://us.centricwear.com/financials).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/centric-wear

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Centric Wear, Inc.

[See attached]

CENTRIC

Centric Wear, Inc (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Centric Wear, Inc

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
June 28, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	29,125	125,412
Prepaid Expenses	28,367	-
Inventory	196,201	28,624
Notes Receivable - Related Party	8,525	6,647
Other Assets	7,040	1,042
Total Current Assets	269,258	161,725
Non-current Assets		
Intangible Assets: Trademark, net of Accumulated Amortization	1,625	754
Other Assets	309	163
Total Non-Current Assets	1,933	917
TOTAL ASSETS	271,191	162,642
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	83,860	22,982
Sales Tax Payable	2,516	-
Other Liabilities	4,090	-
Total Current Liabilities	90,466	22,982
Long-term Liabilities		
Notes Payable	63,846	-
Total Long-Term Liabilities	63,846	-
TOTAL LIABILITIES	154,311	22,982
EQUITY		
Owner's Contribution	236,366	150,002
Accumulated Deficit	(119,486)	(10,342)
Total Equity	116,880	139,660
TOTAL LIABILITIES AND EQUITY	271,191	162,642

Statement of Operations

	Year Ended December 31,	
	2020	2019
Revenue	386,258	-
Cost of Sales	101,684	-
Gross Profit	284,574	-
Operating Expenses		
Advertising and Marketing	286,540	327
General and Administrative	97,977	8,714
Research and Development	7,924	1,563
Total Operating Expenses	392,441	10,603
Operating Income	(107,867)	(10,603)
Other Income	1,000	-
Interest Expense	1,020	-
Other Expense	1,271	-
Net Income	(109,158)	(10,603)

Statement of Cash Flows

	Year Ended December 31,	
	2020	**2019**
OPERATING ACTIVITIES		
Net Income	(109,158)	(10,603)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	60,878	22,982
Inventory	(195,943)	(28,363)
Sales Tax Payable	2,516	
Other	(1,909)	(1,042)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(134,458)	(6,423)
Net Cash provided by Operating Activities	(243,615)	(17,026)
INVESTING ACTIVITIES		
Trademark	(871)	(754)
Loan to Related Party	(1,877)	(6,647)
Other	(146)	(163)
Net Cash provided by Investing Activities	(2,894)	(7,564)
FINANCING ACTIVITIES		
Owner's Contribution	86,364	150,002
Notes Payable	63,846	-
Other	13	-
Net Cash provided by Financing Activities	150,223	150,002
Cash at the beginning of period	125,412	-
Net Cash increase (decrease) for period	(96,286)	125,412
Cash at end of period	29,125	125,412

Statement of Changes in Member Equity

	Member Capital			
	$ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/19	-	-		-
Owner's Contribution	150,264	-	-	150,264
Net Loss	-	-	(10,603)	(10,603)
Ending Balance 12/31/2019	150,264	-	(10,603)	139,661
Owner's Contribution	86,364	-		86,364
Net Loss	-	-	(109,158)	(109,158)
Prior Period Adjustment	-	13	-	13
Ending Balance 12/31/2020	236,628	13	(119,761)	116,880

Centric Wear, Inc
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Centric Wear, Inc ("the Company") was formed in Wyoming on January 29, 2019 as a limited Liability Company and has since converted to a Delaware Corporation on June 7, 2021. The Company earns revenue by designing, developing, and distributing high performance activewear products primarily direct to consumers through its own website, events, and affiliate marketing partners, as well as select third party ecommerce retailers.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue as performance obligations are satisfied

The Company's primary performance obligations are satisfied through the transfer of promised goods to the Company's customers. Revenue is recognized at the time of shipment net of sales taxes collected from customers on behalf of taxing authorities, allowance for estimated returns, chargebacks, and markdowns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The Company had outstanding $7k in loans to a Company owned by an owner for the purchase of inventory. The amount accrued no interest and has since been repaid in full.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

In 2020, the Company entered into a loan agreement for $65,000 with a fixed fee of $6,500. This loan is secured by future revenues with a remittance rate of 14% until $71,500 is paid back. The balance of this loan was $62,461 as of December 31, 2020.

In September 29, 2020, the Company entered into a loan agreement for $17,000 with a fixed fee of $1,020. This loan is secured by future revenue with a remittance rate of 13% until $19,040 is paid back. The balance of this loan was $1,385 as of December 31, 2020.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	113,871
2022	152,000
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

The Company was a multi-member managed LLC with a single class of ownership interest of which all was outstanding as of 2020.

In 2019, an owner's contribution of $150,000 was made in exchange for 45% of the business.

On June 7th, 2021 the Company converted to a corporation with the following equity structure.

The Company has authorized 50,000,000 of common shares with a par value of $0.00001 per share. 8,000,000 shares were issued and outstanding as of the date of these financials.

The Company is undergoing a crowdfunding campaign where it plans to raise up to $1,070,000 in common shares before capital raise costs.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 28, 2021, the date these financial statements were available to be issued. A summary of these events is below.

In January 2021, the Company entered into a loan agreement with a Related Party for $75,000 with a fixed fee of $7,500. This loan is secured by future revenues which are not due for the first 3 months. Afterwards, 9 monthly payments are due in the amount of $9,167 or 15% of monthly revenue, whichever is less. The maturity date is January 2022.

In May 2021, the Company entered into a loan agreement for $50,000 with a fixed fee of $3,000. This loan is secured by future revenues with a remittance rate of 15% until $58,836 is paid back.

In February 2021, the Company entered into a loan agreement for $27,000 with a fixed fee of $1,620. This loan is secured by future revenues with a remittance rate of 15% until $30,240 is paid back.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth Company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth Company, and, for as long as we continue to be an emerging growth Company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth Company, as defined in the JOBS Act, for up to five years following our IPO.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Centric Wear, Inc.

High Quality Athletic Apparel Made to Perform



Website | Los Angeles, CA | FASHION & APPAREL

$0.00 raised

0 Investors	**$8M** Valuation
$1.00 Price per Share	**$250.00** Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Known for our development of high performance proprietary fabrics and an unabashed approach to modern design and use of color, we make functional sportswear engineered for the exceptional. Focused on the future of fitness - where tailored-for-you form, and high-performance function intersect, we are committed to making this world a better place by revolutionizing the fitness apparel industry and creating meaningful connections in the health and fitness community.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Gained substantial traction since launched in mid-2020: $500k gross revenue to date, #1 US Google search result for "high performance athletic wear", 1000+ 5 star customer reviews, featured on Men's Health, Shape, Forbes, USA TODAY.
- Activewear has huge market potential and has enjoyed a strong 2020 in terms of revenue growth. Centric is poised for expansion in the premium athleisure apparel market.
- Established partnerships with reputable third party retailers such as MGM Resorts, Touch of Modern, Wantable, FutureProper, and Outdoorly. We continue to see strong growth opportunities in the collaboration partnerships with other retailers.

Say Hello to the Future of Fitness



Fueled by Color

Built on Functionality

Engineered for High Performance

Known for our development of high performance proprietary fabrics and an unabashed approach to modern design and use of color - **Centric makes functional sportswear engineered for the exceptional.**

Founded in New York in late 2018, Centric is a modern activewear company fueled by color, built on functionality, and engineered for high performance. After years of customizing best quality activewear materials and thousands of hours of sample testing, we launched the US online store in May 2020.



We are committed to making this world a better place by revolutionizing the fitness apparel industry and creating meaningful connections in the health and fitness community.

To us, Centric means, "from-the-heart" - and we believe the heart is what centers humans. And we pour our heart into everything we create for you — from the fiber in our fabrics, to the stitching in every seam.

The "C" that starts and ends the Centric Infinity Pulse logo represents the creator and customer. In this space, there are infinite possibilities of creation for our customer.

THE PROBLEM

We Believe the Industry Has Lacked High-Performance Athletic Apparel, With Modern Design

We've grown tired of not being able to find activewear that checked all the boxes.

If they looked good, they weren't functional. If they had enough pockets, they looked excessively bulky. If they performed at the level we needed them to, they weren't polished enough or didn't come in the array of colors we wanted.


It is time for
a revolution.

THE SOLUTION

The Perfect Balance of Art and Function

We're here to prove that high-quality activewear doesn't have to be boring. We don't compromise style for function - It's our goal to bridge the gap between **quality**, **functionality,** and **aesthetics** in activewear.


Bridging the gap between quality, function and aesthetic.

Any athlete will tell you that greatness takes time to achieve. It takes practice, routine, and failing forward. Quality takes time, too. And our team was hell bent on delivering fabric technology that is unimaginably innovative, and timeless designs in a splash of color to set you apart.

THE MARKET

Heating Up in the Market

The global activewear industry is expected to approach $546 billion by 2024 .The US activewear market alone is expected to grow to a staggering $69.2 billion in 2020—up considerably from $54.3 billion in 2015. Source

There's a clear appetite for this category of apparel - and the U.S. is the largest activewear market in the world. It accounts for more than a third of sector sales worldwide. Source


Global Athleisure Market
2019
$342B
2024
$546B

OUR TRACTION

You Could Say We're Ahead in the Game


#1
US Google Search Results for High Performance Athletic Wear
$500K
US Gross Revenue
1000+
Positive customer reviews

Here's some of our accomplishments to date:

- **$500k** gross revenue since launch in May 2020 with over 10,000 units sold and average order value of $90-$100
- **#1 US Google search** result for "high performance athletic wear"
- Accumulated over **1000+ happy customer reviews**.
- **Successfully gained traction** in organic media where Men's Health, Shape magazine, Forbes, USA Today, and many others included us in their coverages.

- **Established partnerships with reputable third party retailers** such as MGM Resorts where they co-brand our products and display them on various prominent store locations in Vegas, Touch of Modern, Wantable, FutureProper, and Outdoorly. We continue to see strong growth opportunities in the collaboration partnerships with other retailers.

WHAT WE DO

Durable, Colorful, Comfortable Activewear to Set You Apart





We have really high standards for our products, and everything we make aligns with our ethos, and meets our criteria.

Here's what we focus on most:

Psychology of Color: Color can reflect your mood, motivate your performance, and give you the power of self-expression. We work every day to bring you color options that represent you and your lifestyle.

Intentional In Design: It's all about the details. We design for performance, functionality, style, and comfort. Every pocket and zipper is intentionally placed to enhance your workout and fit your lifestyle. Plus, Centric apparel is crafted to compliment your body so that you always look good and feel amazing.

Engineered for Performance: Like you, we want athletic apparel that performs. That's why we've developed fabric technologies engineered for softness, durability, flexibility, and athletic performance of every kind.




Our Product Principles
Psychology of Color
Intentional in Design
Engineered for Performance

Our Fabric Technology

Activewear is only as good as the material that is used to make it. We pride ourselves on finding and developing premium materials to make sure our gear supports you day in and day out.

We have developed various fabric technologies to meet our unwaveringly high standards.


WONDERKNIT™

THE BUSINESS MODEL

We Work for You, And the World

We sell primarily direct to consumers through our own website, events and affiliate marketing partners, as well as select third party ecommerce retailers. Our online sales focus has allowed us to maintain a lean operating model with minimal overhead costs.


Production Process
Apparel
Fabric Production
Garments Production
Accessories
Production
Air: 5-10 Days
Sea: 25-30 Days
Texas Warehouse
Customers

All of our manufacturing facilities are fair-wage certified workplaces that take pride in providing the highest quality of workmanship available. Each of our manufacturing partners uphold the highest quality standards through continuous QC checks and best practices.




We take pride in our workmanship
BSCI
SA 8000
ISO 9001
SGS

Marketing strategy throughout all channels: Organic, Ads, PR, Influencer, Email, SMS, and SEO are designed to follow consistent branding and focus on meaningful content and a strong brand personality. We mainly advertise in the US, as we want to build a strong customer base here, but we have the capability to ship worldwide with our current fulfillment center.

HOW WE ARE DIFFERENT

For Us, Authenticity is the Name of the Game

We are fully aware that the world doesn't need another activewear brand - but it is desperately missing high-performance, high-tech, and versatile gear.


LINER
PHONE
POCKET

Compared to other activewear brands out there, we believe we offer solid products with competitive pricing, exceptional customer service, warranties, and a customer nurturing program.

To date, we have accumulated over 1000+ 5-star customer reviews and our products.


"Exceptional material. The fit was absolutely fantastic."
Jose S.

Ultimately, Centric's products are not only designed for performance, they also...

- **Enhance** it by optimizing freedom of movement
- **Provide** targeted support
- **Facilitate** individuality
- **Promote** inclusivity through fitness

THE VISION

Set Out to Revolutionize Activewear, and Athleisure



We love to be on the forefront of material and **technological newness**. Our goal is to create an athleisure selection that doesn't stick to the same boring rules. We're focused on creating athleisure that effortlessly transition from the gym to the street. It's gotta perform and look good. It shouldn't just be one or the other.



Fueled by
color

One of the things we're most passionate about is **color psychology**. That means we use color to enhance the overall fitness experience by bringing out and motivating you to be your best self. We think that the trend towards finding that personalized fit for you will increase in value - especially from the customer's perspective. We're planning to continue our journey into the world of color psychology to create the kind of activewear that fits (and feels) like it was made just for you.



Shoes produced by recycled water bottles
Striving for sustainability

**These shoes are currently not available on the market and in development.*

We're also working to develop fabrics that help reuse old materials that would otherwise fill our landfills. At the end of the day, we all need to be more conscious consumers. Right now, we are prototyping designs that use a unique proprietary polyester material made from recycled plastic bottles. Our goal with this sustainable capsule collection is to serve the marketplace in even more meaningful ways, and help do our part as manufacturers to mitigate the global impact of consumer waste.

We project that in a few years we will be able to increase brand awareness, reach more customers, build a strong community, profitably scale advertising, forge more B2B partnerships with reputable vendors, continue to advance our current products, and potentially expand the product line where we see innovation.

OUR LEADERSHIP

Meet the Center of Centric

The team at Centric is a group of passionate and creative individuals who are led by goal-driven Co-Founders.



Ryan Hoang

CEO & CPO

Ryan is Centric Co-Founder, CEO and CPO. He brings his own insights as an athlete into the Centric design process, and is constantly searching for ways to innovate while balancing functionality and performance. He developed grassroots marketing strategy, numerous fabric technologies and innovative activewear designs that distinguish our brands today.



Winny Budiman

COO & CFO

Winny Budiman channels her background in engineering and finance as the Centric Co-Founder, COO, and CFO. She became VP at JP Morgan's Institutional Strategy & Analytics where she spearheaded asset allocation strategies and advisory for many of the firm's Fortune 100 institutional clients before joining Centric leadership full time. Winny brings an analytical, data driven approach to problem solving and daily operations at Centric.

WHY INVEST

We are Not Just Another Activewear Brand


We're excited for what's ahead.
Gained substantial traction since launch.
Strong growth opportunities in premium activewear market.
Exclusive investor perks

Activewear has huge market potential and has enjoyed a strong 2020 in terms of revenue growth. We believe we are ready to solidify our position, expand our market share and increase revenue in this rapidly growing industry.

We're here to prove that high-quality activewear doesn't have to be boring. We don't compromise style for function. It's our goal to bridge the gap between quality, functionality, and aesthetics in activewear.

Since launched in 2020, we have gained substantial traction: $500k gross revenue to date. #1 US Google search result for "high performance athletic wear". 1000+ 5 star customer reviews. Featured on notable publications such as Men's Health, Shape, Forbes, USA TODAY. We have also secured partnerships with reputable third party retailers such as MGM Resorts where they co-brand our products and display them on various prominent store locations in Vegas, Touch of Modern, Wantable, FutureProper, and Outdoorly. We continue to see strong growth opportunities in the collaboration partnerships with other retailers.

We are committed to making this world a better place by revolutionizing the fitness apparel industry and creating meaningful connections in the health and fitness community. Join us, and be a part of the future of fitness!

Join us and be a part of the future of fitness.



Meet Our Team



Ryan Hoang

Chief Product Officer, CEO

Centric CEO & Co-Founder Ryan Hoang honed his apparel industry expertise as fashion marketer and fitness model before launching his own label. He gleaned insights into the multi-faceted operations of an apparel company while working at New York fashion houses Escada and Staff International (D-squared, Diesel). Ryan learned every aspect of manufacturing - from design to sampling to production - while also building a grassroots marketing strategy for Centric and growing his own personal brand.

Parlaying skills he picked up working as on camera talent for fitness and sportswear clients, and as a social media figure with over 100,000 Instagram followers, Ryan oversees Centric's digital strategy. Industry relationships he cultivated while working in other capacities of the apparel business are invaluable as he guides Centric's marketing and brand identity. From booking talent, to art directing photo shoots, to managing the brand's social media presence, Ryan does it all.

Ryan brings his own insights as an athlete into the Centric design process, and is constantly searching for ways to innovate while balancing functionality and performance. He developed numerous fabric technologies and innovative activewear designs that distinguish our brands today.



Winny Budiman

CFO, COO

Winny Budiman channels her background in engineering and finance as the Centric COO, CFO & Co-Founder. From her days at JP Morgan Asset Management, to her current role overseeing the inner workings of an apparel startup, Winny brings an analytical, data driven approach to problem solving and daily operations.

The young entrepreneur received a Master of Finance from MIT, and quickly climbed the ranks of JP Morgan's Institutional Strategy & Analytics team to become a VP in only five years. There, she spearheaded asset allocation strategies and advisory for many of the firm's Fortune 100 institutional clients before joining Centric leadership full time.

As the fashion startup continues to expand, Winny is guiding the brand's evolution with expertise from her tenure in the finance sector.

As COO, CFO & Co-Founder of Centric, Winny turns complex ideas into clear frameworks, and taps into her management skills to ensure the brand's growth is sustainable and on pace with their goals.

Offering Summary

Company :	Centric Wear, Inc.
Corporate Address :	1619 N La Brea Avenue Unit 225, Los Angeles, CA 90028
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	1,070,000
Price per Share	$1.00
Pre-Money Valuation	$8,000,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest during the following 5 days (after first 48 hours) and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the second week and receive an additional 5% bonus shares.

Amount-Based:

$250 | Tier I

Early Access to Product Launches + VIP Gift Basket with a $25 value.

$500 | Tier II

25% Product discount for 2 years (Up to $500 discount per year) + VIP Gift Basket with a $50 value.

$1,000 | Tier III

30% Product discount for 3 years (Up to $500 discount per year) + VIP Gift Basket with a $125 value.

$2,500 | Tier IV

35% Product discount for 3 years (Up to $1,000 discount per year)+ 5% bonus shares + VIP Gift Basket with a $300 value.

$5,000 | Tier V

40% Product discount for 3 years (Up to $2,500 discount per year) + 10% bonus shares + CEO Newsletter + VIP gift basket with a $700 value.

$10,000 |Tier VI

50% Product discount for 3 years (Up to $5,000 discount per year) + 15% bonus shares + CEO Newsletter + VIP gift basket with a $1,500 value.

$20,000 |Tier VII

Dinner with CEO + 50% Product discount for 3 years (Up to $2,500 discount per year) + 15% Bonus shares + CEO Newsletter + VIP product gift basket with a $3,000 value.

**Discount applies to MSRP*

**All perks occur when the offering is completed. Amount-Based Perks for this Offering do not stack on top of each other.*

The 10% StartEngine Owners' Bonus

Centric Wear, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00/share, you will receive and own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Centric Wear, Inc. to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

We believe today's average activewear is plagued with problems. It only lasts a few wears. Made using outdated fabric technology that causes you to overheat when active, leaving you cold and smelly when you stop. There's a lack of style, functionality, and colors resulting in a closet full of low-quality activewear that you rarely use.

Show other shorts and some icons to illustrate the issue. And maybe lay around the many other shorts with boring color and whatever styles and put some icon.

Shorts with stained, or ripped shorts laying 1 by 1 on top of the other.

That's why we created Centric.

Centric was born from an unapologetic commitment to performance.

We create one of the world's most advanced performance wear. For us, dedication to regular movement is the best part about being human. We're also here to support relentless self-expression through color.

Our core team are experts in high fashion and engineering. A combination we knew would ensure we found the perfect balance between art and function.

The ultimate goal? Multifunctional, multitasking, timeless pieces.

We started by engineering groundbreaking fabrics that could stand up to anything.

Any athlete will tell you that greatness takes time to achieve. It takes practice, routine, and failing forward.

Quality takes time, too. And we wanted our material to be perfect.

That's why we didn't just stop with one groundbreaking material. To date, we have developed multiple fabric technologies such as SilkTek™ and HiFlex™ to meet our unwaveringly high standards.

Our products feel like a second skin with four-way stretch - giving you complete freedom of movement. Whether you are running, squatting, jumping, walking, or lounging, our activewear never gets in the way

Centric activewear is built for life and built to help you succeed, no matter what you put it through. Each design is put through countless hours of field testing to ensure the ultimate performance that will last for years.

We always strive to be socially responsible innovators. We travel the world to find the best fair-wage certified manufacturing partners to make our products.

Currently, big brands in the industry operate in extremely cost-constrained environments with a lack of product focus, and generic fabrics - which ultimately results in mediocre products.

We’re passionate about creating products with high-performance, cutting edge fabrics, trims, and techniques that the competition fails to deliver.

We offer exceptional products with competitive pricing, performance guarantee, outstanding customer service, and an on-going customer nurturing program. Within our first year of operation, we have earned over 1000+ 5-star, customer reviews on our website. Our products have also been featured in Forbes, Shape, and Men’s Health Magazine, amongst many others.

To us, Centric means, “from the heart.” We pour our heart into everything we create. At Centric, we pay attention to the smallest details—from the fiber in our fabrics to the stitching in every seam.

The “C” that starts and ends in our logo represents the creator and customer. We are nothing without you - that’s why we will always strive to design and create the best apparel to help you reach your goals.

Fitness is a journey. We’re with you as you move in ways you never imagined. And will always be pushing the limits of fabric innovation and ultramodern design.

Join us - and own a part of the brand that’s focused on the future of fitness - where second-skin form and high-performance function intersect.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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